Exhibit 99.1

DigiAsia Corp. Announces Receipt of Nasdaq Delisting Letter for Failure to Maintain Minimum Bid Price Requirements and File Annual Report on Form 20-F

NEW YORK, NY, July 8, 2025 – DigiAsia Corp. (NASDAQ: FAAS) (“DigiAsia” or the “Company”), a leading Fintech as a Service (FaaS) ecosystem provider, today announced that on July 1, 2025, the Company received a delisting determination letter (the “Delisting Determination Letter”) notifying the Company that its securities are subject to delisting from the Nasdaq Capital Market.

The Delisting Determination Letter stated that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. As previously disclosed, the Company was provided 180 calendar days, until June 15, 2025, to regain compliance with the minimum bid price requirement. The Company did not regain compliance within this period and is not eligible for a second 180-day compliance period.

Additionally, the Delisting Determination Letter noted that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the period ended December 31, 2024. This filing deficiency serves as a separate and additional basis for delisting.

The Company may appeal the Staff’s determination to a Nasdaq Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Unless the Company requests an appeal of Nasdaq’s determination by 4:00 p.m. Eastern Time on July 8, 2025, trading of the Company’s securities will be suspended at the opening of business on July 10, 2025, and Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on the Nasdaq Capital Market.

The Delisting Determination Letter also noted that a request for a hearing regarding a delinquent filing will stay the suspension of the Company’s securities only for a period of 15 days from the date of the request. When the Company requests a hearing, it may also request a stay of the suspension, pending the hearing. The request should include an explanation of why an extended stay is appropriate. The Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable, but in any event no later than 15 calendar days following the deadline to request the hearing.

On July 3, 2025, the Company requested a hearing before the Panel to appeal the delisting determinations. A hearing request would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

The Company has been proactively preparing for this situation and has already implemented a series of strategic initiatives aimed at addressing both the minimum bid price deficiency and annual report filing deficiency. In anticipation of these challenges, the Company has been evaluating and developing measures to increase its share price and has been diligently working to finalize and file its Annual Report on Form 20-F for the year ended December 31, 2024. DigiAsia’s management remains confident in its ability to navigate this process and is fully committed to regaining compliance with all applicable Nasdaq listing requirements.

The Company will continue to monitor developments and will make further announcements as appropriate.

About DigiAsia

DigiAsia is a leading Fintech as a Service (FaaS) provider operating a B2B2X model offering its complete Fintech solution in emerging markets. DigiAsia's fintech architecture offers small and medium business enterprises (SMEs) comprehensive embedded finance APIs to streamline processes across the commerce value chain of distributors and customers. DigiAsia's embedded fintech solutions equally address democratizing digital finance access that supports financial inclusion of underbanked merchants and consumers in emerging markets resulting in growth for enterprise business. The suite of B2B2X solutions provided by DigiAsia include, but are not limited to, cashless payments, digital wallets, digital banking, remittances and banking licenses. DigiAsia has recently established a strategic initiative to develop its embedded FaaS enterprise solution with AI capabilities in Southeast Asia, India, and the Middle East, with plans for global expansion.

For more information, please visit DigiAsia’s Corporate website here or Investor Relations website here.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

DigiAsia Company Contact:

Prashant Gokarn
Co-Chief Executive Officer
646-480-0142

Investor Contact:

MZ North America
Email: FAAS@mzgroup.us